No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2016

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On April 15, 2016, Honda Motor Co., Ltd. (the “Company”) made the first announcement concerning the impact of the 2016 Kumamoto Earthquake (the “Earthquake”) in Japan’s Kumamoto Prefecture, on the Company and the Company’s subsidiaries/ affiliates.

Exhibit 2:

On April 18, 2016, the Company made a second announcement concerning the impact of the Earthquake, on the Company and the Company’s subsidiaries/ affiliates.

Exhibit 3:

On April 21, 2016, the Company changed the date of the announcement of financial results for the fiscal year ending March 31, 2016.

Exhibit 4:

On April 28, 2016, the Company made a third announcement concerning the impact of the Earthquake, on the Company and the Company’s subsidiaries/ affiliates.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Shinji Suzuki
Shinji Suzuki
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: April 28, 2016

[Translation]

April 15, 2016

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd. 1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556 Takahiro Hachigo President and Representative Director

Notice Concerning Impact of 2016 Kumamoto Earthquake

Honda Motor Co., Ltd. (the “Company”) has made the following announcement concerning the impact of the 2016 Kumamoto Earthquake (the “Earthquake”) in Japan’s Kumamoto Prefecture, on the Company and the Company’s subsidiaries/ affiliates.

The Company offers its deepest condolences to victims of the Earthquake.

Particulars

<Human Impact>

•	Kumamoto Factory: No associate or business partner workplace injuries incurred

<Facility Damage>

•	Kumamoto Factory: Currently confirming the status of facilities

<Impact on Operations>

•	Kumamoto Factory: Shift 1 (7:00-15:45) and standard shift (8:00-17:00) on April 15th was cancelled

<Suppliers>

•	Purchasing Division is currently confirming the status of suppliers

The Company will provide additional updates on the situation as information becomes available.

[Translation]

April 18, 2016

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd. 1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556 Takahiro Hachigo President and Representative Director

Second Notice Concerning Impact of 2016 Kumamoto Earthquake

Honda Motor Co., Ltd. (the “Company”) offers its deepest condolences to victims of the 2016 Kumamoto Earthquake (the “Earthquake”).

The Company will halt operations at its Kumamoto Factory (Ozu-machi, Kikuchi-gun, Kumamoto Prefecture) until April 22, 2016 due to the impact of the Earthquake. Subsequent production plans will be determined based on the restoration of facilities and component supply.

The impact on our financial results has not yet been determined, however, should any material impact occur, the Company will promptly disclose details.

[Translation]

April 21, 2016

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd. 1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556 Takahiro Hachigo President and Representative Director

Notice Concerning a Change in the Date of the Announcement of Financial

Results for the Fiscal Year Ending March 31, 2016

Honda Motor Co., Ltd. (the “Company”) has changed the date of the announcement of financial results for the fiscal year ending March 31, 2016. The reason for this change and the revised announcement date are shown below.

The Company deeply regrets any inconvenience that this change may cause for its shareholders, investors or other stakeholders.

Particulars

1.	Reason for the Change

The Company has changed the date of the announcement of financial results for the fiscal year ending March 31, 2016 and the forecast of financial results for the fiscal year ending March 31, 2017 because additional time is required for certain figures to be finalized.

2.	Date of the Announcement of Financial Results

[Previous] Thursday, April 28, 2016

[Revised] Friday, May 13, 2016 (plan)

[Translation]

April 28, 2016

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd. 1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556 Takahiro Hachigo President and Representative Director

Third Notice Concerning Impact of 2016 Kumamoto Earthquake

Honda Motor Co., Ltd. (the “Company”) offers its deepest condolences to victims of the 2016 Kumamoto Earthquake (the “Earthquake”).

The Company has decided to partially resume operations at its Kumamoto Factory (Ozu-machi, Kikuchi-gun, Kumamoto Prefecture) from May 6th. Due to the impact of the Earthquake, business operations had been halted up until April 28th. The Company will resume production in stages, depending on the situation.

Due to severe damage to some facilities and equipment at the Kumamoto Factory, the Company expects a full recovery to be completed in mid-August. Regarding other production facilities, Yachiyo Industry Co., Ltd., a subsidiary of the Company which produces mini-vehicles, operated at partial utilization since April 22nd, and plans to resume full-scale operations in 6 months. Other production facilities are operating normally.

The Company will continue its full-fledged effort to assist the people of Kumamoto in making a rapid recovery.

The impact on our financial results has not yet been determined, however, should any material impact occur, the Company will promptly disclose details.